UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))

HEARST BROADCASTING, INC.
(Offeror)
a wholly-owned subsidiary of
HEARST HOLDINGS, INC.
a wholly-owned subsidiary of
THE HEARST CORPORATION
a wholly-owned subsidiary of
THE HEARST FAMILY TRUST
(Names of Filing Persons (identifying status as offeror and other person))

Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)
Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
Copies to:
John A. Healy
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee:

Transaction	Amount of
Valuations(1)	Filing Fee(2)
$78,541,655	$4,383

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle”), par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) at a purchase price of $4.50 per Share, net to the seller in cash. According to Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as of April 27, 2009, there were 52,955,681 Shares outstanding, of which 35,501,980 are held by Hearst. Accordingly, this calculation assumes the purchase of 17,453,701 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,383

Form or Registration No.: Schedule TO-T

Filing Party: Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation , The Hearst Family Trust and Hearst-Argyle Television, Inc.

Date Filed: May 4, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.X

     This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on May 4, 2009 (as amended and supplemented, the “Schedule TO”) by Hearst and Hearst-Argyle. The Schedule TO relates to the offer by Hearst Broadcasting to purchase all outstanding Series A Shares of Hearst-Argyle not already owned by Hearst Broadcasting upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in this Schedule TO or the Offer to Purchase.
     Hearst takes no responsibility for the accuracy or completeness of any information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) filed by Hearst-Argyle with the SEC on May 4, 2009 or the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented, the “Hearst-Argyle Schedule 13E-3”) filed by Hearst-Argyle with the SEC on May 20, 2009, or incorporated by reference into the Schedule 14D-9 or the Hearst-Argyle Schedule 13E-3 (except to the extent incorporated by reference to the Offer to Purchase), or incorporated by reference from any such documents into this Schedule TO, or for any failure by Hearst-Argyle to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.
     The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	The Offer expired at 5:00 p.m., New York City time, on June 2, 2009. According to Wells Fargo Bank, National Association, the Depositary for the Offer, a total of approximately 13,763,289 Shares were validly tendered in the Offer, including approximately 347,197 Shares subject to guaranteed delivery. The total of approximately 13,763,289 Shares represents, in the aggregate, 80% of the Shares not owned by (i) Hearst or any of its executive officers or directors, (ii) any of the trustees of The Hearst Family Trust, (iii) any of Hearst-Argyle’s executive officers or (iv) any of the directors of Hearst-Argyle who are elected by Hearst as the holder of the Series B Shares.

Hearst has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable “majority-of-the-minority” Minimum Tender Condition to the Offer. Hearst intends to convert its Series B Shares to Series A Shares and when it does so, the tendered Shares, together with the Shares already owned by Hearst, including those subject to guaranteed delivery, will represent approximately 96% of the outstanding Shares.

After Hearst completes its purchase of the tendered Shares and the conversion of its Series B Shares, it will complete the Merger of Hearst-Argyle with a subsidiary of Hearst. In the Merger:
•	each outstanding Share (including restricted Shares but excluding Shares owned by Hearst or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $4.50 per Share, in cash, without interest; and

2

•	each stock option granted by Hearst-Argyle to acquire Shares that is outstanding before the Merger will be cancelled and the holder of that option will be entitled to receive a cash payment equal to the excess, if any, of the $4.50 price per Share paid in the Offer over the exercise price per share of the option.
After the Merger, the Shares will cease to be traded on the New York Stock Exchange. The Merger is expected to be completed within the next several business days.

2.	On June 3, 2009, Hearst issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(x) and is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(x)	Press release, dated June 3, 2009, issued by Hearst.

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Vice President

HEARST HOLDINGS, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

THE HEARST CORPORATION
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

THE HEARST FAMILY TRUST
By:	/s/ Frank A. Bennack, Jr.
	Name:	Frank A. Bennack, Jr.
	Title:	Trustee

Date: June 3, 2009

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase dated May 4, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(1)(vii)	Summary Advertisement published in The Wall Street Journal.*

(a)(1)(viii)	Press release, dated March 25, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on March 25, 2009).*

(a)(1)(ix)	Press release, dated April 27, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on April 27, 2009).*

(a)(1)(x)	Press release, dated June 3, 2009, issued by Hearst.

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 4, 2009.*

(a)(2)(ii)	Letter, dated May 4, 2009, from the special committee of Hearst-Argyle to holders of Shares (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9).*

(a)(2)(iii)	Press release, dated March 26, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9).*

(a)(2)(iv)	Press release, dated April 13, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9).*

(a)(2)(v)	Press release, dated May 4, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9).*

(a)(2)(vi)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Hearst-Argyle with the SEC on May 20, 2009 (incorporated by reference).*

(a)(5)(i)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009.*

(a)(5)(ii)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009.*

(a)(5)(iii)	Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.*

Exhibit	Description

(a)(5)(iv)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.*

(a)(5)(v)	Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009.*

(a)(5)(vi)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009, voluntarily dismissed on April 15, 2009 and re-filed in the Supreme Court of the State of New York on April 28, 2009 (as re-filed, Exhibit (a)(5)(viii) to this Schedule TO).*

(a)(5)(vii)	Order of the Court of Chancery of the State of Delaware dated April 20, 2009 consolidating the Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, and the Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, as In re Hearst-Argyle Television, Inc. Shareholders Litigation, Civil Action No. 4459-VCN.*

(a)(5)(viii)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009.*

(a)(5)(ix)	Memorandum of Understanding, dated April 30, 2009.*

(b)	None.

(c)(i)	Materials Prepared for Discussion, dated March 25, 2009, of Lazard Frères & Co. LLC to the Board of Directors of Hearst.*

(c)(ii)	Materials Prepared for Discussion, dated April 21, 2009, as updated on May 3, 2009, of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle.*

(c)(iii)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle (incorporated by reference to Annex C to the Schedule 14D-9).*

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, Hat Merger Sub, Inc., Hat Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 to Hearst-Argyle’s Registration Statement on Form S-4 filed with the SEC on July 30, 1997).*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed as Exhibit (a)(1)(i) to this Schedule TO).*

(g)	None.

(h)	None.

*	Previously filed.